

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 22, 2015

Via E-mail
Mr. Martin J. Levine
Chief Financial Officer
Cherry Hill Mortgage Investment Corporation
301 Harper Drive, Suite 110
Moorestown, NJ, 08057

> **Re:** **Cherry Hill Mortgage Investment Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-36099**

Dear Mr. Levine:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Risk Factors, page 6

If our lenders default on their obligations to resell the RMBS …, page 14

1.   In future Exchange Act periodic reports, to the extent a counterparty holds collateral in excess of 5% of stockholder's equity, please identify the entity or advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.   Please disclose the spread between the yield on assets and cost of funds and discuss the reasons for any material trends to the extent impacted by management decisions.

3.   To the extent that your CMO investments are non-agency CMOs, in future Exchange Act periodic reports, please disclose how management evaluates the credit quality of these assets.

Liquidity and Capital Resources, page 45

4.   We note that your use of repurchase agreements that are accounted for as collateralized financing transactions. Please expand your disclosure in future filings to quantify the average quarterly balance of your repurchase agreements for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or Thomas Kluck, Legal Branch Chief at (202) 551-3233 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities